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
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                           UNITED STATES                                     OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549                           ------------------------------
                            FORM 12b-25                                OMB Number           3235-0058
                                                                       Expires:      January 31, 2002
                     Notification of Late Filing                       Estimated average burden
                                                                       hours per response........2.50
                                                                       ------------------------------

                                                                       ------------------------------
                                                                       SEC File Number      000-17932
                                                                       ------------------------------

                                                                       ------------------------------
                                                                       CUSIP Number 595100108
                                                                       ------------------------------
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(Check One):

[_] Form 10-K  [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q  [_] Form N-SAR


     For Period Ended                     March 1, 2001
                     -----------------------------------------------------------
     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

     [_] For the Transition Period Ended
                                        ----------------------------------------

--------------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

PART I -- REGISTRANT INFORMATION


     Full name of the Registrant

     Micron Electronics, Inc.
     --------------------------------------------------------------------------
     Former name if applicable

     --------------------------------------------------------------------------

     Address of principal executive office (Street and number)

     900 E. Karcher Road
     --------------------------------------------------------------------------

     City, State and Zip Code

     Nampa, Idaho  83687
     --------------------------------------------------------------------------


PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On March 23, 2001, the Company announced its intention to dispose of its SpecTek business and PC Systems business and to retain its Web-hosting business and merge with Interland, Inc. As a result of its plans to discontinue the SpecTek and PC Systems businesses, the Company will be required to report the results of operations from these two businesses as discontinued operations. The Company completed its sale of the

     SpecTek business on April 5, 2001. The Company is continuing to negotiate with a prospective buyer for the sale of its PC Systems business. The Company is not able to file its report on Form 10-Q for the quarter ended March 1, 2001 within the prescribed time period because of the substantial effort that the Company is continuing to make in order to effect these planned transactions (which efforts have occupied a significant amount of time of the Company's management and financial reporting personnel) and due to the substantial effort required to appropriately consider the effects of these planned transactions, including the presentation of information in the Company's financial statements and management's discussion and analysis of financial condition and results of operations. As a result, the filing of the Form 10-Q within the prescribed time period cannot be accomplished without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Steven P. Arnold, Esq.              (208)           898-3434
--------------------------------------------------------------------------------
(Name)                           (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes    [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes    [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As referenced above, the Company has announced its intention to dispose of its SpecTek and PC Systems businesses. As a result, the Company will be required to report these businesses as discontinued operations in its financial statements. Accordingly, in its Form 10-Q for the quarter ended March 1, 2001, the Company expects to reclassify its results of operations for the three and six month periods ended March 2, 2000 to reflect the results of operations for the SpecTek and PC Systems businesses as discontinued operations. The Company has attached as Exhibit A hereto the reclassified financial statements for the three and six month periods ended March 2, 2000.

================================================================================

                           Micron Electronics, Inc.
         ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 16, 2001         By: /s/Steven P. Arnold
                                 ------------------------------------------
                                    Steven P. Arnold, Vice President, Legal
                                    and General Counsel